JAMES D. EVANS	July 10, 2017	EMAIL JEVANS@FENWICK.COM Direct Dial (206) 389-4559

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kim McManus, Senior Counsel Folake Ayoola, Senior Counsel Robert F .Telewicz, Jr., Accounting Branch Chief Peter McPhun, Staff Accountant

Re:	Redfin Corporation Registration Statement on Form S-1 File No. 333-219093

Ladies and Gentlemen:

On behalf of Redfin Corporation (the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-219093) (the “Registration Statement”) and in response to the comment of the Staff set forth in its letter to the Company dated June 20, 2017 (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with the response below.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY REDFIN CORPORATION

REDFIN-01

Securities and Exchange Commission

Division of Corporation Finance

July 10, 2017

Critical Accounting Policies and Estimates

Valuation of Common Stock, page 75

1. Please tell us the value of your common stock as of the end of each period presented in your financial statements, and explain to us the reasons for any material changes in value from period to period. We may have additional comment once we have reviewed your response or once you have determined an IPO price.

The fair value per share of the Company’s common stock (the “Common Stock”) as of the end of each period presented in the financial statements included in the Registration Statement was as follows:

December 31, 2014	-	$2.46
December 31, 2015	-	$2.97
March 31, 2016	-	$3.05
December 31, 2016	-	$3.50
March 31, 2017	-	$3.60

The Company advises the Staff that, as described on pages 74 to 77 of the Registration Statement, the Company’s Board of Directors (the “Board”) has considered a variety of factors in determining the fair value per share of the Common Stock, including valuations prepared by an independent third-party appraiser that utilized a combination of valuation methods as it deemed appropriate under the circumstances.

The fair value per share of the Common Stock increased approximately 20.7% during the period from December 31, 2014 to December 31, 2015. The primary reasons for this change were (i) the Company’s continued growth of its core business, both in existing and new geographic markets, (ii) continued improvement in the real estate industry in general, (iii) the Company’s development of, introduction of and ongoing research concerning new products and services, and (iv) the utilization by the independent third-party appraiser of updated financial forecasts from management and a broader set of comparable companies, including technology companies that operate outside of the traditional real estate services industry.

The fair value per share of the Common Stock increased approximately 2.7% during the period from December 31, 2015 to March 31, 2016. The primary reasons for this change were (i) the Company’s continued growth of its core business and (ii) the Company’s development of, introduction of and ongoing research concerning new products and services. There were no significant value changing events that occurred during the period, although the Company did modify its outlook regarding the likelihood of consummating a public offering in the relative near term considering market conditions.

CONFIDENTIAL TREATMENT REQUESTED BY REDFIN CORPORATION

REDFIN-02

Securities and Exchange Commission

Division of Corporation Finance

July 10, 2017

The fair value per share of the Common Stock increased approximately 14.8% during the period from March 31, 2016 to December 31, 2016. The primary reasons for this change were (i) the Company’s continued growth of its core business and increases in market share, especially in key markets such as Seattle, Washington and Chicago, Illinois, (ii) the Company’s development of, introduction of and ongoing research concerning new products and services, (iii) the utilization by the independent third-party appraiser of updated financial forecasts from management, and (iv) the commencement of formal preparatory activities related to the initial public offering described in the Registration Statement (the “Offering”), including an organizational meeting with investment banking personnel from Goldman Sachs & Co. LLC.

The fair value per share of the Common Stock increased approximately 2.9% during the three-month period from December 31, 2016 to March 31, 2017. The primary reasons for this change were (i) the Company’s continued growth of its core business, both in existing and new geographic markets, (ii) the Company’s development of, introduction of and ongoing research concerning new products and services, (iii) the utilization by the independent third-party appraiser of updated financial forecasts from management, and (iv) further progress related to Offering, including the confidential submission to the Commission of a draft version of the Registration Statement.

The Company advises the Staff that on July 8, 2017, representatives of Goldman Sachs & Co. LLC and Allen & Company LLC, the lead underwriters of the Offering and on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary estimated price range of between $[***] and $[***] per share for the Offering (the “Preliminary Price Range”). The Preliminary Price Range and the share and per share numbers in this letter do not reflect a [***]-to-1 reverse stock split that the Company intends to effect in connection with the Offering, which will be reflected in the filing of a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus. The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the bona fide offering price range will be no more than 20%, with the split-adjusted maximum price being greater than $10.00 per share.

Prior to July 8, 2017, the Company had not held specific discussions with the underwriters regarding the possible price range for the Offering. The Preliminary Price Range reflects the estimated public offering price range of the shares to be sold in the public markets, which shares will be registered and freely tradable and will not be subject to a lock-up or market stand-off agreement, in contrast with substantially all of the Company’s outstanding capital stock issued prior to Offering. Thus, the Preliminary Price Range does not take into account the current lack of liquidity for the Common Stock and assumes a successful Offering with no weighting attributed to any other outcome for the Company’s business, such as a sale transaction or remaining a privately held company.

CONFIDENTIAL TREATMENT REQUESTED BY REDFIN CORPORATION

REDFIN-03

Securities and Exchange Commission

Division of Corporation Finance

July 10, 2017

The mid-point of the Preliminary Price Range is approximately [***]% above the fair value per share as of March 31, 2017. The third-party valuation report relied in part upon by the Board to make its fair value per share determination as of March 31, 2017 used a 15% lack of marketability discount appropriately reflecting the Company’s then private company status, absent which the market price per share would have been $4.14, or approximately [***]% below the mid-point of the Preliminary Price Range and [***]% above the low end of the Preliminary Price Range.

The primary reasons for the difference between the fair value per share determined on March 31, 2017 and the mid-point of the Preliminary Price Range are: (i) the Preliminary Price Range assumes that the Offering has occurred and a public market for the Common Stock has been created, and therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Board’s fair value determinations; and (ii) the differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company’s management, which assume a successful Offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board.

*******

CONFIDENTIAL TREATMENT REQUESTED BY REDFIN CORPORATION

REDFIN-04

Securities and Exchange Commission

Division of Corporation Finance

July 10, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Katherine Duncan at (206) 389-4537.

Sincerely,

/s/ James D. Evans

James D. Evans

cc:	Glenn Kelman, Chief Executive Officer

Chris Nielsen, Chief Financial Officer

Anthony Kappus, General Counsel

Redfin Corporation

Alan C. Smith

Jeffrey R. Vetter

Katherine Duncan

Fenwick & West LLP

Eric C. Jensen

Alan Hambelton

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY REDFIN CORPORATION

REDFIN-05